Exhibit (a)(1)(ii)

Offer to Purchase

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

P.O. Box 182649

Columbus, Ohio 43218-2649

Offer to Purchase Up to 65,272

Shares of Beneficial Interest

Dated March 27, 2014

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on June 20, 2014,

Unless the Offer is Extended

To the Shareholders of Blackstone Alternative Alpha Master Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Blackstone Alternative Alpha Master Fund, a closed-end, non-diversified, management investment company organized as a Massachusetts business trust (the “Fund”), is offering to purchase up to 65,272 of its outstanding shares of beneficial interest (“Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of June 30, 2014 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on June 20, 2014 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each month, typically 20 business days following each month-end, based on the information it receives from the managers of the investment funds in which it invests. Any Shareholder that wishes to obtain the most recently calculated net asset value of the Shares should contact the Fund’s administrator, Citi Fund Services Ohio, Inc. (“Administrator”), at (888) 386-9490 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Administrator in the manner set forth in Section 4 below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering shares. Shareholders must make their own decisions whether to tender shares and, if so, the portion of their shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Administrator:

Citi Fund Services Ohio, Inc.

Attention: Blackstone Alternative Alpha Master Fund

P.O. Box 182649

Columbus, Ohio 43218-2649

Tel: (888) 386-9490

Fax: (866) 903-9130

TABLE OF CONTENTS

Summary Term Sheet	1
1. Background and Purpose of the Offer	1
2. Offer to Purchase and Price	2
3. Amount of Tender	2
4. Procedure for Tenders	2
5. Withdrawal Rights	3
6. Purchases and Payment	3
7. Certain Conditions of the Offer	3
8. Certain Information About the Fund	4
9. Certain Federal Income Tax Consequences	4
10. Miscellaneous	6
Financial Statements	6

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•	The Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 65,272 Shares at a price equal to their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) effective as of June 30, 2014 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 15% of the outstanding Shares as of February 28, 2014. The Offer, which begins March 27, 2014, will remain open until 11:59 p.m., Eastern Time, on June 20, 2014 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. The Fund will review the net asset value calculation of the Shares during its audit for its fiscal year ending March 31, 2015, which the Fund expects will be completed by the end of May 2015, and the audited value may be used to determine the final amount paid for tendered Shares.

•	Shareholders may tender all or a portion of their Shares.

•	If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (to be held for you by the Administrator) entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested redemptions of all or a portion of its investments in investment funds in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate redemption amount from the investment funds.

•	The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous investments in the Fund); sale of investments; and/or borrowings. The Fund has entered into a secured line of credit (the “Credit Facility”), and the Fund may use amounts borrowed under the Credit Facility to purchase Shares pursuant to this Offer.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). Blackstone Alternative Asset Management L.P., the Fund’s investment adviser (“BAAM”), expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Shares any time until the earlier to occur of the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after May 23, 2014. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it to the Administrator either by (i) mail at P.O. Box 182649, Columbus, Ohio 43218-2649, Attention: Blackstone Alternative Alpha Master Fund or (ii) fax to (866) 903-9130 Attention: Blackstone Alternative Alpha Master Fund. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Administrator by calling (888) 386-9490, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price). If you would like to obtain the estimated net asset value of your Shares, which the Administrator calculates monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests, you may contact the Administrator by calling (888) 386-9490, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 65,272 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on February 28, 2014, there were approximately 435,147 Shares issued and outstanding, with an estimated net asset value per share of $1,180.16. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting the Administrator at (888) 386-9490, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If fewer than 65,272 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 65,272 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal and send it to the Administrator either by (i) mail at P.O. Box 182649, Columbus, Ohio 43218-2649, Attention: Blackstone Alternative Alpha Master Fund or (ii) fax to (866) 903-9130 Attention: Blackstone Alternative Alpha Master Fund, prior to 11:59 p.m., Eastern Time, on the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Administrator at (888) 386-9490. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, BAAM, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after May 23, 2014. To be effective, any notice of withdrawal must be timely received at the address or fax number shown above in Section 4. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (to be held for you by the Administrator) entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested redemptions of all or a portion of its investments in investment funds in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate redemption amount from the investment funds.

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

The Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) borrowings under the Credit Facility (as defined below). Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in investment funds earlier than BAAM otherwise would liquidate such holdings, potentially resulting in losses, reduced tax efficiency and may increase the Fund’s portfolio turnover. BAAM intends to take measures to attempt to avoid or reduce such potential losses and turnover. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund may, but need not, maintain cash or the Fund may, in its sole discretion, seek to borrow money to fund all or a portion of any repurchase. Any such borrowing could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective. The Fund has entered into a secured line of credit (the “Credit Facility”), and the Fund may use amounts borrowed under the Credit Facility to purchase Shares pursuant to this Offer.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after June 30, 2014 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund,

(iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the 1940 Act, as a closed-end, non-diversified, management investment company and is organized as a Massachusetts business trust. Blackstone Alternative Alpha Fund (“Feeder Fund I”), Blackstone Alternative Alpha Fund II (“Feeder Fund II,” and together with Feeder Fund I, the “Feeder Funds,” and each a “Feeder Fund”) and the Fund are organized in what is commonly referred to as a “master-feeder” structure. The principal executive office of the Fund is located at 345 Park Avenue, 29th Floor, New York, New York 10154 and the telephone number is (888) 386-9490. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with BAAM; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of January 31, 2014, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Feeder Fund I	396,023	98.98%
Feeder Fund II	4,084	1.02%
BAAM	0	0%
John Brown	0	0%
Frank Coates	0	0%
Kristen Leopold	0	0%
Paul Lawler	0	0%
Peter Koffler	0	0%

The Fund has been informed that each Feeder Fund may tender a portion of its shares pursuant to the Offer in connection with such Feeder Fund’s offer on March 27, 2014 to purchase shares of the Feeder Fund. Except for the foregoing, none of the persons listed above intends to tender any of its Shares in the Offer.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

In the event that a tendering Shareholder’s ownership of the Fund is not reduced to the extent required under the tests described below, a repurchase pursuant to the Offer will be treated for U.S. federal income tax purposes as a distribution from the Fund with respect to the tendering Shareholder’s Shares (a “Section 301 distribution”). This distribution, which will equal the price paid by the Fund to such Shareholder for the Shares sold, unreduced by the Shareholder’s tax basis in such Shares, will be taxable as a dividend to the extent of the Fund’s current earnings and profits for the taxable year in which the proceeds of the tender are paid or accumulated earnings and profits allocable to such distribution, taking into account all other Section 301 distributions made by the Fund during and with respect to the taxable year in which the distribution is made; any balance will be treated as a return of capital, with the consequences described below. The tax basis of the Shares held by such Shareholder after the tender will be increased by the Shareholder’s tax basis in the Shares sold in the tender.

To the extent based on the Fund’s investment income, such a dividend will generally be taxable as ordinary income, except to the extent of any “qualified dividend income” described below. Taxes on the portion of such dividend derived from the Fund’s capital gains will be determined by how long the Fund owned the investments that generated them, rather than how long the Shareholder has owned its Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. To the extent the dividend is based on net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) and is properly reported by the Fund as a capital gain dividend, the distribution will be treated as long-term capital gains includible in a Shareholder’s net capital gain. To the extent the dividend is based on net short-term capital gain (as reduced by any net long-term capital loss for the taxable year), it will be taxable to the Shareholders as ordinary income.

To the extent the distribution of the proceeds of the tender is treated as a dividend and is from investment income reported by the Fund as derived from “qualified dividend income,” a Shareholder that qualifies as a regulated investment company for U.S. federal income tax purposes is permitted itself to report such income as derived from qualified dividend income when distributed to its shareholders, provided holding period and other requirements are met at both the Shareholder and Fund level.

If the distribution of the proveeds of the tender is treated as a dividend and a portion of the Fund’s income for the taxable year in which the proceeds of the tender are paid consists of qualifying dividends paid by U.S. corporations and is properly reported by the Fund, such portion may in turn be reported by a Shareholder that qualifies as regulated investment company as qualifying for the dividends received deduction when received by its shareholders, provided holding period and other requirements are met at both the Shareholder and Fund level.

If, in and with respect to the taxable year in which the proceeds of the tender are paid, the Fund makes Section 301 distributions to Shareholders in excess of the Fund’s current earnings and profits for such taxable year and accumulated earnings and profits, the excess distribution will be treated as a return of capital to the extent of a Shareholder’s tax basis in its Shares, and thereafter as capital gain. A return of capital is not currently taxable, but it reduces a Shareholder’s tax basis in its Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Shareholder of its Shares. Any return of capital distribution in excess of a Shareholder’s basis in its Shares is taxable as a capital gain.

A Shareholder whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, if either (a) such Shareholder tenders all of its Shares (i.e., reduces its percentage ownership of the Fund to 0%) or meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Shareholder’s ownership percentage interest in the Fund, which determination depends on a Shareholder’s particular facts and circumstances. Such gain or loss will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A Shareholder’s holding period in Shares repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering U.S. Shareholder’s gain or loss will generally be capital gain or loss if the Shares sold are held by the Shareholder at the time of sale as capital assets and will be treated as long-term if the Shares have been held for more than one year or as short-term if the Shares have been held for one year or less. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the Shareholder as ordinary income. It is expected that, if a Shareholder is treated as having sold Shares pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, unless the Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment; by contrast, a Shareholder will recognize any loss on the sale only upon receipt of the Contingent Payment, if any.

If no tendering Shareholder is treated as receiving a dividend as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a dividend as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the tender, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in the amount of the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other shares of the Fund or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Other Tax Consequences. Any dispositions of the Fund’s holdings to raise cash to meet repurchase requests could result in increased taxable distributions to Shareholders.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at (888) 386-9490 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. For information about the operation of the Public Reference Room, call (202) 551-8090.

Financial Statements

The unaudited financial statements of the Fund dated September 30, 2013, filed with the SEC on EDGAR on Form N-CSR on December 5, 2013 are incorporated by reference. The Fund will prepare and transmit to Shareholders reports containing audited annual financial statements within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.